SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)
Under the Securities Exchange Act of 1934*

 CRUCELL N.V.
(Name of Issuer)

Ordinary Shares, Par Value €0.24 Per Share
(Title of Class of Securities)

N23473 10 6
(CUSIP Number)

Eric Jung, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933
Telephone: (732) 524-0400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Robert I. Townsend, III, Esq.
Damien R. Zoubek, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

November 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. N23473 10 6

(1)	NAMES OF REPORTING PERSONS Johnson & Johnson I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I.R.S. I.D. # 22-1024240
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( ) (b) ( )
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)( )
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 14,626,984
	(8)	SHARED VOTING POWER 576,789
	(9)	SOLE DISPOSITIVE POWER 14,626,984
	(10)	SHARED DISPOSITIVE POWER None.
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,203,773
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( ) (See Instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%*
(14)	TYPE OF REPORTING PERSON CO

*Based on 81,742,135 outstanding Ordinary Shares, which is the total number of Ordinary Shares issued and outstanding as of November 30, 2010.

INTRODUCTION

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the ordinary shares, nominal value €0.24 per share (the “Ordinary Shares”), of Crucell N.V., a public company with limited liability incorporated under the laws of the Netherlands (“Crucell”).  The principal executive offices of Crucell are located at Archimedesweg 4, 2333 CN Leiden, The Netherlands.  Capitalized terms used and not defined herein shall have the same meanings ascribed to them in the Merger Agreement (defined below).

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is supplemented by adding the following:

(a)-(b)  On October 6, 2010, Cilag Holding AG, a company organized under the laws of Switzerland with its registered office at Landis + Gyr-Strasse 1, CH-6300 Zug, Switzerland (the “Offeror”), and an indirectly wholly-owned subsidiary of Johnson & Johnson (“J&J”), and Crucell entered into a merger agreement (the “Merger Agreement”).  Pursuant to the Merger Agreement, the Offeror (itself or through an affiliate designated by the Offeror) will initiate a recommended public offer under Dutch law (the “Offer”) to purchase all of the issued and outstanding Ordinary Shares of Crucell, including all outstanding American depositary shares, each representing one Ordinary Share.

On November 30, 2010, the Offeror and Crucell entered into a supplementary addendum to the Merger Agreement (the “Supplementary Addendum”).  Pursuant to the Supplementary Addendum, the Offeror and Crucell agreed to confirm on November 30, 2010 that:

●
Crucell is in the process of implementing remedial action to rectify the root cause in order to prevent the contamination that occurred at Crucell’s Shingal facility in Korea on or about August 7, 2010 and September 27, 2010 (the “Korea Contamination”) from continuing to occur and to test the efficacy of such remedial action;

●
Crucell has determined that the immediate operational and financial impact of the Korea Contamination to Crucell is a one-time €22.8 million inventory provision for Quinvaxem® stock, as provided in Crucell’s financial results for the third fiscal quarter of 2010, which impact the Offeror and Crucell acknowledged would not alone constitute a Material Adverse Effect;

●
Crucell has acknowledged that the other impacts and consequences, financial and otherwise, of the Korea Contamination on Crucell’s business and operations (including, without limitation, the impact on Crucell’s production and manufacturing activities and the effect on Crucell’s relationships with customers, regulators and other parties with which it has business or other relationships) will not be known, and the investigation into the root cause (including the implementation of the remedial action and the test of the efficacy thereof) will not have been completed, at the time of the commencement of the Offer;

●
The Offeror and Crucell acknowledge that it was the intent of the parties at the time of execution of the Merger Agreement that a Material Adverse Effect as meant in the Offer Condition set forth in subclause (b) of Clause 5.3 of the Merger Agreement may find its origin in effect(s), event(s), circumstances(s) or development(s) that occurred prior to the date of the commencement of the Offer and the word “development” was included in the definition of Material Adverse Effect to reflect that effect(s), event(s), circumstances(s) or development(s) that occur after the date of the commencement of the Offer, even if they are or may be related to or have resulted from effect(s), event(s), circumstances(s) or development(s) that occurred or were in existence prior to the date of the commencement of the Offer, may be taken into account (alone or in combination with any other effect, event, circumstance or development, whenever occurring) in determining whether there has been a Material Adverse Effect;

●
As a result of such definition of Material Adverse Effect and the intended interpretation thereof, effect(s), event(s), circumstance(s) or development(s) occurring after the date of the commencement of the Offer (including, without limitation and for purposes of illustration, the failure or delay by Crucell to resume production and manufacturing activities, the failure of or delay in receiving any sterility test or media fill, a disruption or termination of a relationship with a customer or regulator and/or further inventory provision) relating to or resulting from the Korea Contamination may be taken into account (alone or in combination with any other effect, event, circumstance or development, whenever occurring, including those with respect to the Korea Contamination that relate to the period prior to date of the commencement of the Offer) in determining whether there has been a Material Adverse Effect as of the Unconditional Date;

●
The Offer Condition set forth in subclause (b) of Clause 5.3 of the Merger Agreement will not be fulfilled if a Material Adverse Effect has occurred and is continuing at the Unconditional Date. The Offeror will make an announcement prior to the Unconditional Date regarding its decision to invoke the Offer Condition in accordance with section 12 paragraph 3 of the Dutch Decree on Public Takeovers (Besluit openbare biedingen Wft) if it is determined that a Material Adverse Effect has occurred prior to the Unconditional Date and that such Material Adverse Effect will be continuing at the Unconditional Date;

●
For purposes of the pre-Offer conditions (and only for such purposes), any effect(s), event(s), circumstance(s) or developments resulting from or arising in connection with the Korea Contamination prior to the date of the commencement of the Offer shall not be taken into account (alone or in combination with any other effect, event, circumstance or development) in determining whether there has been a Material Adverse Effect with respect to Crucell and its affiliates, taken as a whole (it being understood that such effect(s), event(s), circumstance(s) and development(s) may be taken into account in combination with any other effect(s), event(s), circumstance(s) or development(s) having occurred after the date of the commencement of the Offer in determining whether the Offer Condition set forth in 5.3(b) of the Merger Agreement have been satisfied).

                The Offeror and Crucell agreed that the Offer Condition set forth in subclause (b) of Clause 5.3 of the Merger Agreement shall be construed as follows:

●
“A Material Adverse Effect with respect to the Group, taken as a whole, shall not have occurred and be continuing at the Unconditional Date; provided that, notwithstanding anything in this Merger Agreement to the contrary, any effect(s), event(s), circumstance(s) or development(s) resulting from or arising in connection with the Subject Contamination prior to the Unconditional Date may be taken into account, alone or in combination with any other effect, event, circumstance or development, in determining whether there has been a Material Adverse Effect with respect to the Group, taken as a whole, for purposes of this Offer Condition; provided further that, in determining whether this Offer Condition has been satisfied, effect(s), event(s), circumstance(s) or development(s) resulting from or arising in connection with the Subject Contamination that occurred prior to the Commencement Date may only be taken into account in combination with effect(s), event(s), circumstance(s) or development(s) relating to or resulting from the Subject Contamination that occurred after the Commencement Date.”

This description of the Supplementary Addendum and the Offer is qualified in its entirety by reference to such addendum, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

                 The following documents are filed as exhibits to this Amendment No. 2:

Exhibit Number	Exhibit Name

1	Supplementary Addendum to Merger Agreement dated as of November 30, 2010, between Cilag Holding AG and Crucell N.V.

2	Press Release dated November 30, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHNSON & JOHNSON

	by	/s/ Douglas Chia
Name: Douglas Chia
Title: Secretary
Date: November 30, 2010

EXHIBIT INDEX

Exhibit Number	Exhibit Name

1	Supplementary Addendum to Merger Agreement dated as of November 30, 2010, between Cilag Holding AG and Crucell N.V.

2	Press Release dated November 30, 2010.